ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

JULY 22, 2025	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kim McManus

Re:	MassMutual Select Funds (File No. 333-287810) and MassMutual Premier Funds (File No. 333-287811)

Dear Ms. McManus:

Below is a summary of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that Ms. McManus provided by phone on June 30, 2025, of the registration statements filed on Form N-14 (each registration statement, a “Registration Statement”) on June 5, 2025 (the “Filing Date”) relating to the reorganizations (each, a “Reorganization,” and together, the “Reorganizations”) of MassMutual Equity Opportunities Fund and MassMutual Total Return Bond Fund (together, the “Selling Funds”) into MassMutual Diversified Value Fund and MassMutual Core Bond Fund, respectively (together, the “Acquiring Funds”) (together with Selling Funds, the “Funds”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement.

Accounting Comments

1.	Comment: In the supplemental financial information in the Statement of Additional Information (the “SAI”), please (1) disclose which Fund will be the accounting survivor for each Reorganization; (2) provide hyperlinks to all documents incorporated by reference; and (3) confirm that all fees presented represent current fees in accordance with Item 3 of Form N-1A.

Response: We will add disclosure to each SAI indicating that MassMutual Diversified Value Fund or MassMutual Core Bond Fund, as applicable, will be the accounting and performance survivor. We will add the requested hyperlinks. In addition, we confirm that all fees presented represent current fees.

2.	Comment: In the “Comparison of Fees and Expenses” section, please disclose the per-share impact of brokerage commissions and other transaction costs resulting from the repositioning in connection with each Reorganization.

Response: We will add disclosure to the “Comparison of Fees and Expenses” section regarding the per-share impact of brokerage commissions and other transaction costs.

3.	Comment: Please confirm that there have been no material changes since the Filing Date to the Current and Pro Forma Capitalization table of each Selling Fund and each Acquiring Fund (the “Capitalization Tables”). Please also update the Pro Forma Capitalization Tables to include the impact of the costs of the Reorganization charged to each Fund.

Response: We confirm that there have been no material changes since the Filing Date to the Capitalization Tables. We will update the data in the pro forma column of each Capitalization Table to include the impact of the estimated costs of the Reorganization charged to each Fund.

Legal Comments

1.	Comment: Please revise the Notice of Proxy Access to provide the website where shareholders may access the relevant materials.

Response: The requested change will be implemented.

2.	Comment: On page 10 of the Combined Information Statement/Prospectus, in the sub-section “Comparison of Fees and Expenses”, the Combined Information Statement/Prospectus states that the reorganization will not result in any change in total expenses for the shareholders of MassMutual Total Return Bond Fund because MML Advisers has agreed to reduce the expense cap of MassMutual Core Bond Fund to match the expense cap of MassMutual Total Return Bond Fund, effective September 15, 2025 through January 31, 2027. Please explain (i) if these expenses are expected to increase for shareholders after the expiration of the expense cap and (ii) whether the amendment to the investment management agreement is a non-waivable condition of the Reorganization.

Response: With respect to the expense cap of MassMutual Core Bond Fund to be put in place on the merger date, we confirm that there is no current expectation that these expenses will increase after the expiration of the expense cap. Additionally, we confirm that the Board has approved the amendment to the investment management agreement and that the amendment is not conditioned on the completion of the Reorganization.

3.	Comment: Please confirm whether the changes to the Selling Funds’ sub-advisers effected through the Reorganization could occur under an applicable multi-manager exemptive order in the ordinary course (outside of a Reorganization).

Response: We confirm that the entire MassMutual fund complex is subject to a “manager-of-managers” exemptive order, which would allow the changes to the Selling Funds’ sub-advisers to occur in the ordinary course outside of a Reorganization.

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4.	Comment: On page 10 of the Combined Information Statement/Prospectus, in the section titled “Repositioning Costs,” please add disclosure regarding the tax impacts of any repositioning (including an estimate of any capital gains distribution that could be triggered by the sales, including per share amounts). Please also confirm that MassMutual Equity Opportunities Fund intends to sell 83% of its net assets as part of its repositioning. If this figure is accurate, please revise the disclosure in the Combined Information Statement/Prospectus to explain the reason for this repositioning in light of MassMutual Equity Opportunities Fund’s and MassMutual Diversified Value Fund’s substantially similar investment strategies.

Response: We have carefully considered the Staff’s comment, and we respectfully decline to add disclosure regarding the tax impacts of any repositioning which are difficult to estimate at this time.

With respect to the MassMutual Equity Opportunities Fund and MassMutual Diversified Value Fund Reorganization, the principal investment strategies of the Acquiring Fund and Selling Fund are substantially similar. However, each Fund has a distinct portfolio of securities, and the estimated repositioning percentage is primarily due to the Funds’ portfolio structure differences. Specifically, the Selling Fund has historically invested more of its assets in relatively fewer names than the Acquiring Fund. Accordingly, the Selling Fund’s subadviser has elected to reposition the Selling Fund for better alignment with the Acquiring Fund portfolio. As such, we will also add the following disclosure to the “Repositioning Costs” section on page 10 of the Combined Information Statement/Prospectus:

“While the investment strategies of MassMutual Equity Opportunities Fund and MassMutual Diversified Value Fund are substantially similar, each Fund has a distinct portfolio of securities, and the repositioning percentage reflects the Funds’ portfolio structure differences. Specifically, the Selling Fund has historically invested more of its assets in relatively fewer names than the Acquiring Fund. Accordingly, the Selling Fund’s subadviser has elected to reposition the Selling Fund for better alignment with the Acquiring Fund portfolio.”

5.	Comment: On page 11 of the Combined Information Statement/Prospectus, in the subsection entitled “Expense Examples,” please confirm the pro forma expense calculations for the Combined Fund.

Response: We have reviewed the pro forma expense calculations for the Combined Fund and will update these data in the Combined Information Statement/Prospectus.

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6.	Comment: On page 23 of the Combined Information Statement/Prospectus, in the subsection entitled “Expense Examples,” please confirm the expense calculations for years 3, 5, and 10 for both MassMutual Total Return Bond Fund and MassMutual Core Bond Fund. Please also explain how the expenses vary between the current expenses for MassMutual Total Return Bond Fund and the pro forma expenses for the Combined Fund, as the total annual operating expenses after reimbursement for both MassMutual Total Return Bond Fund and the Combined Fund are identical.

Response: We confirm that the expense calculations for years 3, 5, and 10 for both MassMutual Total Return Bond Fund and MassMutual Core Bond Fund are accurate. The current expenses for MassMutual Total Return Bond Fund and the pro forma expenses for the Combined Fund vary due to the impact of the extended expense cap on the Combined Fund and variances in gross expense ratios between MassMutual Total Return Bond Fund and the Combined Fund.

7.	Comment: On page 29 of the Combined Information Statement/Prospectus, under the subsection “Terms of Each Reorganization,” please confirm that you have described the material terms of the Agreement and Plan of Reorganization.

Response: We have carefully considered the Staff’s comment, and we respectfully submit that the current description of the terms of the Agreement and Plan of Reorganization in the “Terms of Each Reorganization” subsection describes the material features of the Reorganizations and provides a brief summary of the terms of the Agreement and Plan of Reorganization, as required by Item 4 of Form N-14.

8.	Comment: On pages 33-35 of the Combined Information Statement/Prospectus, in the subsection “Reasons for the Reorganizations and Board Deliberations,” please ensure that the discussion of factors considered by the Board explains how such factors are applied in light of the facts surrounding the proposed Reorganizations. Additionally, please add: (1) a description of Board’s consideration of expected tax implications associated with portfolio repositioning; (2) the specific benefits referenced in factor one; (3) additional detail in factor ten regarding the potential benefits of the Reorganization to MassMutual and its affiliates; and (4) additional details regarding the Board’s consideration of the class structure of and services provided to each Selling Fund and the Acquiring Fund.

Response: We have carefully considered the Staff’s comment and respectfully decline to make the requested change, as we believe the existing disclosure satisfies the requirements of Form N-14 and the requested changes would make the “Reasons for the Reorganizations and Board Deliberations” section longer and less accessible to shareholders. We confirm supplementally, however, that in approving the proposed Reorganizations, the Board considered, among other things:

a.	The expected tax implications on the portfolio repositioning of (i) each Selling Fund’s basis in its assets prior to the Reorganization (along with other tax attributes, such as the capital loss carryforwards) carrying over to the corresponding Acquiring Fund and (ii) a substantial portion of MassMutual Total Return Bond Fund’s capital loss carryforwards being utilized against the future gains of the Combined Fund;
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b.	Each Selling Funds’ commercial challenges, particularly in light of the sale of MassMutual’s associated recordkeeping business to Empower on December 31, 2020, and that the Reorganizations would provide each Selling Fund’s shareholders with the benefits associated with (i) the opportunity to invest in a fund with a substantially similar investment strategy with a long, successful performance record and (ii) lower expenses resulting from the additional scale of the Combined Fund;

c.	That MassMutual and its affiliates would benefit from the Combined Funds’ enhanced prospects of attracting additional assets and the reputational benefits of managing economically viable funds; and

d.	That the Selling Funds and Acquiring Funds have identical class structures and receive substantially similar services from their common service providers.

9.	Comment: In Appendix A of the Combined Information Statement/Prospectus, please highlight the differences in the non-fundamental policies between MassMutual Total Return Bond Fund and MassMutual Core Bond Fund.

Response: We will add the following disclosure to Appendix A of the Combined Information Statement/Prospectus:

“MassMutual Equity Opportunities Fund and MassMutual Diversified Value Fund have identical non-fundamental investment policies. MassMutual Core Bond Fund and MassMutual Total Return Bond Fund have comparable non-fundamental investment policies. MassMutual Core Bond Fund has a non-fundamental investment policy prohibiting it from selling securities short, whereas MassMutual Total Return Bond Fund does not have a corresponding non-fundamental investment restriction and may sell securities short. While neither MassMutual Core Bond Fund nor MassMutual Total Return Bond Fund may acquire any securities of registered open-end investment companies or registered unit investment trusts to the extent that shares of each Fund are purchased or otherwise acquired by other series of MassMutual Select Funds or MassMutual Premier Funds, as applicable, in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act, MassMutual Core Bond Fund’s restriction extends to purchases or acquisitions by other series of MassMutual Premier Funds or other series of registered open-end investment companies in MassMutual Premier Funds’ “group of investment companies,” as such term is defined in Section 12(d)(1)(G) of the 1940 Act.”

Sincerely,

/s/ Yana D. Guss
Yana D. Guss, Esq.
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